FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/2/2022

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and First Half of 2022 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: August 2, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half of 2022 Results

Luxembourg, August 2, 2022 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2022.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with
IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net (Cash) Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of Second Quarter of 2022 Results

	2Q22	1Q22		2Q21

Steel Shipments (tons)	2,957,000	2,951,000	0%	3,068,000	-4%
Iron Ore Shipments (tons)	837,000	897,000	-7%	906,000	-8%
Net Sales ($ million)	4,438	4,305	3%	3,920	13%
Operating Income ($ million)	1,071	1,059	1%	1,271	-16%
Adjusted EBITDA ($ million)	1,225	1,209	1%	1,420	-14%
Adjusted EBITDA Margin (% of net sales)	28%	28%		36%
Adjusted EBITDA per Ton ($)	414	409		463
Net Income ($ million)	936	878		1,158
Equity Holders’ Net Income ($ million)	799	776		1,022
Earnings per ADS[1] ($)	4.07	3.95		5.21
1 American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•Adjusted EBITDA of $1.2 billion on steel shipments of 3.0 million tons, with adjusted EBITDA margin of 28% and adjusted EBITDA per ton of $414.
•Equity holders’ net income of $799.3 million, equivalent to earnings per ADS of $4.07.
•Net cash used in operating activities of $5.3 million, after a working capital increase of $681.4 million, which included a significant increase in inventory costs, and income tax cash outflows of $617.2 million, reflecting an increase in advance payments for fiscal year 2022 in Mexico and the payment of an outstanding tax balance for fiscal year 2021 in Argentina.
•Negative free cash flow of $166.1 million after capital expenditures of $160.8 million.
•Dividends paid to shareholders of $1.80 per ADS, or $353.4 million, following the payment of an interim dividend of $0.80 per ADS in the fourth quarter of 2021, for a total dividend paid to shareholders of $2.60 per ADS for fiscal year 2021.
•Net cash position of $1.0 billion at the end of June 2022, compared to net cash position of $1.6 billion at the end of March 2022.

Ternium’s steel shipments in the second quarter of 2022 were 3.0 million tons, stable sequentially. On a year-over-year basis, steel shipments decreased 110,000 tons in the second quarter, due to a 208,000-ton decrease in the volume of slabs shipped to third parties, partially offset by a 98,000-ton increase in finished steel shipments reflecting a further integration of Ternium's production system.

Steel volumes in Mexico increased 7% sequentially in the second quarter of 2022 on healthy industrial customer demand. Automobile manufacturers continued experiencing supply chain constraints in the period, which further curtailed their ability to improve vehicle production rates. In addition, steel volumes shipped to commercial customers increased sequentially mainly reflecting a restocking process, as infrastructure investment in the country remained subdued. On a year-over-year basis, shipments in Mexico decreased 3% in the second quarter of 2022 on weaker industrial customer demand, partially offset by the positive effect of commercial customer's restocking in the period.

Shipments in the Southern Region increased 2% sequentially in the second quarter of 2022, reflecting increased steel demand in Argentina following a seasonally low first quarter. On a year-over-year basis, shipments in the Southern Region decreased 5% in the second quarter of 2022 as in the prior-year period demand for Ternium's products in Argentina was prompted by softening pandemic-related restrictions. Argentina's construction and industrial activity continued growing in the second quarter of 2022 despite the persistence of a high level of uncertainty in connection with the country's economic and financial performance.

In the Other Markets region, shipments decreased 14% sequentially reflecting lower volumes of finished steel products and of slabs shipped to third parties. On a year-over-year basis, shipments in the second quarter of 2022 decreased 3% on lower volumes of slabs shipped to third parties that were mostly offset by higher finished steel shipments in Ternium's main markets in the region.

Revenue per ton in the second quarter of 2022 was $1,471, up 3% from the first quarter of 2022 reflecting higher realized steel prices in the Southern Region and in Mexico. On a year-over-year basis, revenue per ton in the second quarter of 2022 increased $221, reflecting higher steel prices in all of Ternium’s steel markets and a higher value-added sales mix.

Operating income in the second quarter of 2022 reached $1.1 billion with adjusted EBITDA of $1.2 billion. Adjusted EBITDA per ton increased $5 sequentially to $414, reflecting the net effect of a slight increase in both realized steel prices and cost per ton. On a year-over-year basis, adjusted EBITDA per ton decreased $49 in the second quarter mainly as a result of higher costs of purchased slabs, raw materials and other inputs partially offset by higher realized steel prices.

Summary of First Half of 2022 Results

	1H22	1H21

Steel Shipments (tons)	5,909,000	6,167,000	-4%
Iron Ore Shipments (tons)	1,734,000	1,940,000	-11%
Net Sales ($ million)	8,743	7,169	22%
Operating Income ($ million)	2,130	2,177	-2%
Adjusted EBITDA ($ million)	2,433	2,478	-2%
Adjusted EBITDA Margin (% of net sales)	28%	35%
Adjusted EBITDA per Ton ($)	412	402
Net Income ($ million)	1,814	1,865
Equity Holders' Net Result ($ million)	1,575	1,625
Earnings per ADS[1] ($)	8.02	8.28

•Adjusted EBITDA of $2.4 billion, on steel shipments of 5.9 million tons, with adjusted EBITDA margin of 28% and adjusted EBITDA per ton of $412.
•Equity holders' net income of $1.6 billion, equivalent to earnings per ADS of $8.02.
•Net cash provided by operating activities of $687.0 million, after income tax cash outflows of $1.5 billion, reflecting an increase in advanced payments for fiscal year 2022 and the payment of a substantial outstanding balance for fiscal year 2021, and a working capital increase of $350.0 million, which included the impact of a significant year-over-year increase in steel prices and costs.
•Free cash flow of $401.4 million after capital expenditures of $285.6 million.

Ternium’s steel shipments in the first half of 2022 were 5.9 million tons, down 258,000 tons compared to shipment levels in the first half of 2021 due to a 492,000-ton decrease in the volume of slabs shipped to third parties, partially offset by a 234,000-ton increase in finished steel shipments, reflecting the company's increased integration.

Steel shipments in Mexico decreased 5% year-over-year in the first half of 2022, with healthy industrial activity and weak infrastructure investment. Shipments in the Southern Region decreased 6% year-over-year in the first half of 2022 as steel demand in Argentina in 2021 was prompted by softening pandemic-related restrictions. In the Other Markets region, steel shipments remained relatively stable as a lower volume of slabs shipped to third parties was offset by higher finished steel shipments.

Revenue per ton reached $1,449 in the first half of 2022, $313 higher than revenue per ton in the first half of 2021, reflecting a significant increase in steel prices in all of Ternium's markets and a higher value-added sales mix.

Operating income amounted to $2.1 billion in the first half of 2022, with adjusted EBITDA of $2.4 billion. Adjusted EBITDA per ton reached $412 in the first half of 2022, increasing $10 year-over-year as higher realized steel prices were mostly offset by higher costs of purchased slabs, raw materials and other inputs.

Greenhouse Gas Emissions Assessment Under GHG Protocol Accounting Standard

Ternium has recently completed a company-wide assessment of its greenhouse gas emissions under the GHG Protocol accounting standard. The application of the GHG Protocol standard complements the company’s current reporting framework under worldsteel’s CO2 emissions reporting methodology. This new assessment included the verification by an independent third party of Ternium’s greenhouse gas emissions.

Outlook

The global steel market environment is rapidly normalizing after the disruption caused by Russia’s invasion of Ukraine in the first quarter of 2022, which led to higher costs across the industry and a surge in steel prices. This normalization, coupled with increasing inflation, the progression of a monetary tightening cycle in the largest western economies and the COVID-19 lockdown-related economic slowdown in China, are causing significant steel price decreases.

Ternium expects these steel price decreases to negatively affect its margins during the third quarter of 2022, as the quarterly reset of contract prices gradually reflects lower average prices. The company also expects cost per ton to increase, primarily due to high raw material and slab costs flowing through the company’s inventories. As a result, Ternium anticipates adjusted EBITDA to decrease in the third quarter compared to the second quarter of 2022, mainly due to a lower steel margin and steady shipment levels.

In Mexico, demand from the industrial market remains relatively healthy, although supply chain disruptions continue to prevent the automotive industry from a needed increase in production. In addition, the commercial market is currently seeing lackluster apparent demand due to a destocking process driven by the significant decrease in steel prices over the last few months, as well as inflation and higher interest rates which are impacting end customers.

In Argentina, steel demand may reflect substantial macroeconomic volatility.

Analysis of Second Quarter of 2022 Results

Net sales in the second quarter of 2022 were $4.4 billion, 3% higher than net sales in the first quarter of 2022 and 13% higher than net sales in the second quarter of 2021. The following table outlines Ternium’s consolidated net sales for the aforementioned periods:

	Net Sales
$ million	2Q22	1Q22	Dif	2Q21	Dif

Mexico	2,456	2,262	9%	2,272	8%
Southern Region	990	895	11%	812	22%
Other Markets	905	1,054	-14%	761	19%
Total steel products	4,352	4,212	3%	3,845	13%
Other products*	86	93	-8%	65	32%
Total steel segment	4,438	4,305	3%	3,910	14%

Total mining segment	111	103	8%	112	-2%

Total steel and mining segments	4,548	4,408	3%	4,022	13%

Intersegment eliminations	(111)	(103)	8%	(102)	8%

Total net sales	4,438	4,305	3%	3,920	13%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

	Shipments
Thousand tons	2Q22	1Q22	Dif	2Q21	Dif

Mexico	1,679	1,574	7%	1,735	-3%
Southern Region	601	587	2%	636	-5%
Other Markets	677	791	-14%	697	-3%
Total steel segment	2,957	2,951	0%	3,068	-4%

Total mining segment	837	897	-7%	906	-8%

	Revenue / ton
$/ton	2Q22	1Q22	Dif	2Q21	Dif

Mexico	1,463	1,438	2%	1,309	12%
Southern Region	1,647	1,525	8%	1,276	29%
Other Markets	1,337	1,333	0%	1,093	22%
Total steel segment	1,471	1,427	3%	1,253	17%

Total mining segment	132	115	15%	124	7%

Cost of sales was $3.1 billion in the second quarter of 2022, representing an increase of $74.7 million from the first quarter of 2022, principally due to a $171.4 million increase in other costs, including a $138.1 million increase in labor costs primarily in connection with Ternium Mexico employees' profit sharing scheme, and a $20.3 million increase in maintenance expenses; partially offset by a $96.7 million decrease in raw materials and consumables used, mainly reflecting lower purchased slab costs partially offset by higher energy costs. Compared to the second quarter of 2021, cost of sales increased $643.2 million, principally due to a $488.0 million, or 26%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 4% decrease in steel volumes; and to a $155.2 million increase in other costs, including a $130.9 million increase in labor costs.

Selling, General & Administrative (SG&A) expenses in the second quarter of 2022 were $310.4 million, or 7% of net sales, an increase of $29.1 million compared to SG&A in the first quarter of 2022, including a $12.0 million increase in labor costs; and an increase of $65.9 million compared to SG&A in the second quarter of 2021, mainly due to a $48.5 million increase in freight and transportation expenses and a $10.7 million increase in labor costs.

Operating income in the second quarter of 2022 was $1.1 billion, or 24% of net sales, compared to operating income of $1.1 billion, or 25% of net sales, in the first quarter of 2022, and operating income of $1.3 billion, or 32% of net sales, in the second quarter of 2021. The following table outlines Ternium’s operating result by segment for the second quarter of 2022 and the first quarter of 2022:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2Q22	1Q22	2Q22	1Q22	2Q22	1Q22	2Q22	1Q22
Net Sales	4,438	4,305	111	103	(111)	(103)	4,438	4,305
Cost of sales	(3,072)	(2,983)	(95)	(84)	108	83	(3,059)	(2,984)
SG&A expenses	(299)	(272)	(11)	(9)	—	—	(310)	(281)
Other operating income (loss), net	3	20	(1)	0	—	—	3	20
Operating result	1,069	1,069	5	10	(3)	(20)	1,071	1,059

The following table outlines Ternium’s operating result by segment for the second quarter of 2022 and the second quarter of 2021:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21
Net Sales	4,438	3,910	111	112	(111)	(102)	4,438	3,920
Cost of sales	(3,072)	(2,439)	(95)	(77)	108	101	(3,059)	(2,416)
SG&A expenses	(299)	(239)	(11)	(5)	—	—	(310)	(245)
Other operating income (loss), net	3	12	(1)	0	—	—	3	12
Operating result	1,069	1,244	5	30	(3)	(2)	1,071	1,271

Net financial results were a gain of $37.2 million in the second quarter of 2022 primarily due to a gain of $100.7 million related to changes in the fair value of financial assets, partially offset by a net foreign exchange loss of $65.0 million mainly as a result of the negative impact of the depreciation of the Argentine Peso against the US dollar (11% in the period) on Ternium's Argentine subsidiary net local currency position. Net financial results in the first quarter of 2022 and the second quarter of 2021 were a loss of $60.9 million and a gain of $22.9 million, respectively.

Equity in results of non-consolidated companies was a gain of $49.3 million in the second quarter of 2022, compared to a gain of $58.7 million in the first quarter of 2022, mainly reflecting lower results from Ternium’s investment in Usiminas. In the second quarter of 2021, equity in results of non-consolidated companies was a gain of $171.1 million, which included a non-recurring gain recorded by Usiminas related to a favorable Brazilian Federal Supreme Court ruling in connection with the calculation method for certain sales tax credits.

Income tax expense in the second quarter of 2022 was $221.4 million, with a 19% effective tax rate, compared to $179.4 million in the first quarter of 2022, with a 17% effective tax rate, and $307.1 million in the second quarter of 2021, with a 21% effective tax rate. Effective tax rates in these periods included the positive effect of deferred tax results at Ternium's subsidiaries in Mexico, related to the impact of inflation and the appreciation of the local currency versus the US dollar, and in Argentina, as the inflation rate outpaced the depreciation of the local currency versus the US dollar.

Analysis of First Half of 2022 Results

Net sales in the first half of 2022 were $8.7 billion, 22% higher than net sales in the first half of 2021. The following table outlines Ternium’s consolidated net sales for the first half of 2022 and 2021:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1H22	1H21	Dif.	1H22	1H21	Dif.	1H22	1H21	Dif.
Mexico	4,719	4,083	16%	3,252	3,434	-5%	1,451	1,189	22%
Southern Region	1,886	1,492	26%	1,188	1,259	-6%	1,587	1,186	34%
Other Markets	1,960	1,449	35%	1,468	1,475	0%	1,335	983	36%

Total steel products	8,564	7,024	22%	5,909	6,167	-4%	1,449	1,139	27%
Other products*	179	125	43%

Steel segment	8,742	7,149	22%

Mining segment	214	236	-9%	1,734	1,940	-11%	123	122	1%

Intersegment eliminations	(213)	(216)

Net sales	8,743	7,169	22%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $6.0 billion in the first half of 2022, an increase of $1.5 billion compared to the first half of 2021. This was primarily due to a $1.3 billion, or 35%, increase in raw materials and consumables used, mainly reflecting higher purchased slabs and raw material costs, partially offset by a 4% decrease in steel volumes; and to a $215.9 million increase in other costs including a $142.3 million increase in labor costs, mainly in connection with Ternium Mexico employees' profit sharing scheme, and a $39.5 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the first half of 2022 were $591.7 million, or 7% of net sales, an increase of $136.8 million compared to SG&A expenses in the first half of 2021, mainly due to a $99.1 million increase in freight and transportation expenses, a $30.4 million increase in labor costs and a $11.0 million increase in taxes, partially offset by a $13.5 million decrease in amortization of intangible assets.

Operating income in the first half of 2022 was $2.1 billion, or 24% of net sales, compared to operating income of $2.2 billion, or 30% of net sales, in the first half of 2021. The following table outlines Ternium’s operating result by segment for the first half of 2022 and 2021:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1H22	1H21	1H22	1H21	1H22	1H21	1H22	1H21
Net Sales	8,742	7,149	214	236	(213)	(216)	8,743	7,169
Cost of sales	(6,056)	(4,610)	(179)	(153)	191	208	(6,043)	(4,554)
SG&A expenses	(572)	(445)	(20)	(10)	—	—	(592)	(455)
Other operating income (loss), net	23	17	(1)	0	—	—	23	17
Operating result	2,138	2,110	14	74	(22)	(7)	2,130	2,177

Net financial results were a loss of $23.7 million in the first half of 2022, principally due to a $118.4 million net foreign exchange loss partially offset by a $78.9 million gain related to changes in the fair value of financial assets. The net foreign exchange loss in the first half of 2022 reflected mainly the negative impact of the depreciation of the Argentine Peso (18% in the period) and the appreciation of the Mexican Peso (3% in the period) against the US dollar on Ternium Argentina’s net long and Ternium’s Mexican subsidiaries net short local currency positions, respectively. Net financial results in the first half of 2021 were a gain of $38.9 million.

Equity in results of non-consolidated companies was a gain of $108.0 million in the first half of 2022 and a gain of $217.6 million in the first half of 2021, mainly related to Ternium's equity in the results of Usiminas.

Income tax expense in the first half of 2022 was $400.8 million, with an 18% effective tax rate, compared to $568.7 million in the first half of 2021, with a 23% effective tax rate. Effective tax rates included the positive effect of deferred tax results at Ternium's subsidiaries in Mexico, related to the impact of inflation and the appreciation of the local currency versus the US dollar, and in Argentina, as the inflation rate outpaced the depreciation of the local currency versus the US dollar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half of 2022 was $687.0 million. Income tax payments reached $1.5 billion in the period, mainly due to significant outstanding tax balances for fiscal year 2021, paid in the first half of 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital increased by $350.0 million in the first half of 2022 as a result of an aggregate $632.1 million increase in inventories and an aggregate $190.4 million net increase in trade and other receivables, partially offset by an aggregate $472.5 million net increase in accounts payable and other liabilities. The inventory value increase in the first half of 2022 was due to a $455.6 million increase in raw materials, supplies and others, and a $362.9 million higher cost of steel, partially offset by a $186.4 million lower steel volume.

Capital expenditures in the first half of 2022 were $285.6 million, $5.5 million lower than in the first half of 2021. During the period, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first half of 2022, Ternium’s free cash flow was $401.4 million. The company paid dividends to shareholders of $353.4 million, and paid net borrowings and financial leases for a total of $412.8 million. As of June 30, 2022, Ternium had a net cash position of $1.0 billion.

Net cash used in operating activities in the second quarter of 2022 was $5.3 million. Income tax payments amounted to $617.2 million in the period, reflecting an increase in advance payments for fiscal year 2022 in Mexico and the payment of the outstanding tax balance for fiscal year 2021 in Argentina. Working capital increased by $681.4 million in the second quarter of 2022 as a result of a $759.9 million increase in inventories and an aggregate $73.1 million net increase in trade and other receivables, partially offset by an aggregate $151.6 million net increase in accounts payable and other liabilities. The inventory value increase in the second quarter of 2022 was due to a $407.4 million higher cost of steel, a $278.1 million inventory value increase in raw materials, supplies and others, and a $74.4 million higher steel volume. In the second quarter of 2022, Ternium had negative free cash flow of $166.1 million.

Conference Call and Webcast

Ternium will host a conference call on August 3, 2022, at 9:30 a.m. ET in which management will discuss second quarter of 2022 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	2Q22	1Q22	2Q21	1H22	1H21
	(Unaudited)			(Unaudited)
Net sales	4,438	4,305	3,920	8,743	7,169
Cost of sales	(3,059)	(2,984)	(2,416)	(6,043)	(4,554)
Gross profit	1,379	1,321	1,504	2,699	2,615
Selling, general and administrative expenses	(310)	(281)	(245)	(592)	(455)
Other operating income, net	3	20	12	23	17
Operating income	1,071	1,059	1,271	2,130	2,177

Finance expense	(7)	(7)	(7)	(14)	(14)
Finance income	16	24	18	40	35
Other financial income (expense), net	29	(79)	11	(50)	18
Equity in earnings of non-consolidated companies	49	59	171	108	218
Profit before income tax expense	1,158	1,057	1,465	2,214	2,434
Income tax expense	(221)	(179)	(307)	(401)	(569)
Profit for the period	936	878	1,158	1,814	1,865

Attributable to:
Owners of the parent	799	776	1,022	1,575	1,625
Non-controlling interest	137	102	136	239	240
Profit for the period	936	878	1,158	1,814	1,865

Consolidated Statement of Financial Position

$ million	June 30, 2022	December 31, 2021
	(Unaudited)
Property, plant and equipment, net	6,408	6,432
Intangible assets, net	916	902
Investments in non-consolidated companies	899	752
Deferred tax assets	222	161
Receivables, net	226	178
Trade receivables, net	0	0
Other investments	70	67
Total non-current assets	8,742	8,491

Receivables, net	464	358
Derivative financial instruments	7	4
Inventories, net	4,540	3,908
Trade receivables, net	1,976	1,767
Other investments	1,340	1,290
Cash and cash equivalents	719	1,277
Total current assets	9,047	8,605

Non-current assets classified as held for sale	2	2

Total assets	17,790	17,098

Capital and reserves attributable to the owners of the parent	11,776	10,535
Non-controlling interest	1,928	1,700

Total Equity	13,704	12,235

Provisions	84	83
Deferred tax liabilities	128	186
Other liabilities	541	507
Trade payables	1	1
Lease liabilities	208	215
Borrowings	538	656
Total non-current liabilities	1,502	1,649

Current income tax liabilities	58	874
Other liabilities	364	345
Trade payables	1,564	1,126
Derivative financial instruments	0	2
Lease liabilities	47	44
Borrowings	551	823
Total current liabilities	2,584	3,214

Total liabilities	4,086	4,863

Total equity and liabilities	17,790	17,098

Consolidated Statement of Cash Flows

$ million	2Q22	1Q22	2Q21	1H22	1H21
	(Unaudited)			(Unaudited)

Profit for the period	936	878	1,158	1,814	1,865

Adjustments for:
Depreciation and amortization	153	150	149	303	300
Equity in earnings of non-consolidated companies	(49)	(59)	(171)	(108)	(218)
Changes in provisions	1	(3)	2	(2)	6
Net foreign exchange results and others	29	81	59	110	121
Interest accruals less payments	2	2	0	4	2
Income tax accruals less payments	(396)	(688)	83	(1,084)	197
Changes in working capital	(681)	331	(652)	(350)	(1,318)

Net cash (used in) provided by operating activities	(5)	692	628	687	956

Capital expenditures	(161)	(125)	(161)	(286)	(291)
Proceeds from the sale of property, plant & equipment	0	0	0	1	1
Acquisition of non-controlling interest	(4)	—	—	(4)	(1)
Dividends received from non-consolidated companies	29	0	0	29	0
(Increase) decrease in other investments	(277)	82	24	(195)	173

Net cash used in investing activities	(413)	(42)	(136)	(455)	(117)

Dividends paid in cash to company’s shareholders	(353)	—	(412)	(353)	(412)
Finance lease payments	(13)	(12)	(11)	(25)	(22)
Proceeds from borrowings	74	80	114	154	132
Repayments of borrowings	(339)	(203)	(242)	(541)	(279)

Net cash used in financing activities	(631)	(135)	(552)	(766)	(582)

(Decrease) increase in cash and cash equivalents	(1,049)	515	(60)	(535)	257

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies. Adjusted EBITDA per ton equals adjusted EBITDA divided by steel shipments:

$ million	2Q22	1Q22	2Q21	1H22	1H21

Net income	936	878	1,158	1,814	1,865
Adjusted to exclude:
Net financial results	(37)	61	(23)	24	(39)
Income tax expense	221	179	307	401	569
Depreciation and amortization	153	150	149	303	300
EBITDA	1,273	1,268	1,591	2,542	2,695
Less: Equity in earn. of non-cons. companies	(49)	(59)	(171)	(108)	(218)
Adjusted EBITDA	1,225	1,209	1,420	2,433	2,478
Divided by: steel shipments (000 tons)	2,957	2,951	3,068	5,909	6,167
Adjusted EBITDA per ton ($)	414	409	463	412	402

Free cash flow equals net cash (used in) provided by operating activities less capital expenditures:

$ million	2Q22	1Q22	2Q21	1H22	1H21

Net cash (used in) provided by operat. activities	(5)	692	628	687	956
Less: capital expenditures	(161)	(125)	(161)	(286)	(291)
Free cash flow	(166)	567	467	401	665

Net (cash) debt equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	June 30, 2022	March 31, 2022	June 30, 2021

Borrowings (current and non-current)	1.1	1.4	1.6
Less: cash and cash equivalents[2]	(0.7)	(1.8)	(0.8)
Less: other investments (current and non-current)[2]	(1.4)	(1.2)	(0.6)
Net (cash) debt	(1.0)	(1.6)	0.2
2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.1, $1.0 and $0.5 billion as of June 30, 2022, March 31, 2022, and June 30, 2021, respectively.